                                   EXHIBIT 3
                                   ---------






To Our Shareholders:

       The Board of Directors of Mercantile Bancorporation Inc. (the "Company") has adopted a new Shareholder Rights Plan to replace the Company's previous Shareholder Rights Plan (the "Expired Plan"), which expired on June 3, 1998. Pursuant to the new Plan, preferred share purchase rights have been granted at the rate of one Right for each share of the Company's common stock issued and outstanding as of close of business on June 4, 1998. These rights are substantially similar to the rights which had been granted and which you previously held under the Expired Plan.

       Enclosed is a summary of the new Shareholder Rights Plan. The summary is being furnished pursuant to the Rights Agreement, dated as of May 20, 1998, between the Company and Harris Trust and Savings Bank, as Rights Agent. A copy of the Rights Agreement has been filed with the Securities and Exchange Commission and is available free of charge from either the Company or the Rights Agent, Harris Trust and Savings Bank. No separate certificates evidencing the Rights are being issued at this time; therefore, shareholders of record may wish to keep copies of the enclosed summary with their common stock certificates.

       If you have any questions with respect to the Shareholder Rights Plan, or would like to request a copy of the Rights Agreement from the Company, please contact Mary K. Granberg, Vice President, Investor Relations, Mercantile Bancorporation Inc., P.O. Box 524, St. Louis, Missouri 63166-0524; telephone number (314) 418-2525.



                                       Very truly yours,



                                       Thomas H. Jacobsen
                                       Chairman of the Board, President and
                                       Chief Executive Officer